UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-303

The Kroger Co. 401(k) Retirement Savings Account Plan

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. 401(k) RETIREMENT SAVINGS ACCOUNT PLAN

Financial Statements

And

Supplemental Schedules

December 31, 2008 and 2007

With

Report of Independent Registered

Public Accounting Firm

THE KROGER CO. 401(k) RETIREMENT SAVINGS ACCOUNT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of

The Kroger Co. 401(k) Retirement Savings Account Plan:

We have audited the accompanying statement of net assets available for benefits of The Kroger Co. 401(k) Retirement Savings Account Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 25, 2009

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Statements  of Net Assets Available for Benefits

December 31, 2008 and 2007

(In Thousands)

	2008	2007

Assets:
Cash	$206	$222
Investments, at fair value:
Common stocks	133,798	133,221
Mutual funds	186,081	320,978
Interest in master trust	215,168	214,410
Collective trusts	82,799	207,408
Participant loans	23,873	20,860
Retirement date funds	248,347	136,441

Total investments	890,066	1,033,318

Receivables:
Employer contributions	42,317	39,565
Accrued income	7	16
	42,324	39,581

Total assets	932,596	1,073,121

Liabilities:
Administrative fees payable	231	63

Net assets available for benefits at fair value	932,365	1,073,058

Adjustment from fair value to contract value for interest in master trust relating to investment contracts	11,154	(2,706)

Net assets available for benefits	$943,519	$1,070,352

See accompanying notes to financial statements.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

(In Thousands)

	2008	2007
Additions:
Contributions:
Transfer from (to) other plan	$(27)	$843,602
Participants	119,603	110,887
Employer	97,060	88,794
	216,636	1,043,283

Investment income:
Net appreciation (depreciation) in fair value of investments	(301,913)	34,597
Investment income - participation in a master trust	10,642	9,383
Dividends	1,933	24,519
Interest	3,448	2,956
	(285,890)	71,455

Net additions	(69,254)	1,114,738

Deductions:
Benefits paid to participants	56,919	44,053
Administrative expenses	660	333

Total deductions	57,579	44,386

Net increase (decrease)	(126,833)	1,070,352

Net assets available for benefits:
Beginning of year	1,070,352	—

End of year	$943,519	$1,070,352

See accompanying notes to financial statements.

THE KROGER CO. 401(k) RETIREMENT SAVINGS ACCOUNT PLAN

Notes to Financial Statements

1.               Description of Plan:

The following description of The Kroger Co. 401(k) Retirement Savings Account Plan (Plan) provides only general information.  Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan, which began January 1, 2007, is sponsored by The Kroger Co., an Ohio corporation, and its wholly-owned subsidiaries (collectively the Company).  The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, have been employed 30 days, and have completed 72 hours of service, excluding those employees eligible to participate under another defined contribution pension plan or defined benefit pension plan sponsored by the Company.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee  Subject to certain limits, participants may contribute up to 75% of annual compensation to the Plan.  It is at the discretion of participants to modify and direct investments.  Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50.  Participants are also permitted to deposit into the Plan distributions from other qualified plans.

Employer  The employer will credit the participant’s account with a match and/or an automatic contribution if the participant meets the eligibility requirements.  The matching contribution is 100% of the first 3% of the participant’s plan compensation contributed as a salary redirection contribution, plus 50% of the next 2% of the participant’s plan compensation contributed as a salary redirection contribution.  At the end of each plan year, the employer will, if necessary, make a “true-up” matching contribution in the first quarter of the following year.  Subject to certain limits, the Company also pays an automatic contribution of 1% or 2% based on the participant’s vesting years of service.

Participant Accounts

Each participant account is credited with the participant contribution, matching contribution (if any), automatic contribution, and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All employee contributions, employer matching contributions, transferred accounts, and rollover accounts are fully vested at all times.  The participant’s vested interest in all automatic contributions, if any, will be determined based upon the participants vesting service with the employer.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors.  At termination, those participants with a balance of less than or equal to $1,000 will receive a single lump sum distribution.  Absent specific elections by the participant, those with balances greater than $1,000 and less than or equal to $5,000 shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.  Those with balances greater than $5,000 may elect to leave their funds in the Plan or choose other options.  Participants are entitled to benefits beginning at normal retirement age (generally age 65).  Benefits are recorded when paid.  Unclaimed benefits are forfeited and are applied to pay Plan expenses.  Forfeited unclaimed benefits are restored if a participant later establishes a valid benefit claim.

Participant Loans

The Plan permits participants to borrow from their vested account less all vested automatic contributions.  The maximum amount that may be borrowed is the lesser of $50,000 or 50% of the vested balance of the account.  Loan terms range from 1 - 4 years or up to 6 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.0%.  The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter.  Principal and interest are paid through periodic payroll deductions.

2.                Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

Certain investments of the Plan, along with some investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated July 1, 2004 (the Master Trust), between Merrill Lynch Trust Company, the trustee, and the Company.

Investment valuation and income recognition

Investments in common stocks, mutual funds, collective trusts, and investment contracts are valued at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade date basis.  Gains or losses on sales of securities are based on average cost.  Dividends are recorded on the ex-dividend date.  Income from other investments is recorded as earned.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP94-4-1, Reporting of Fully Benefit —Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan.  The Plan invests in investment contracts through The Kroger Defined Contribution Plan Master Trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the trustee and management fees.  Any expenses that are unable to be allocated to participants are paid by the Company.

3.     Transfers:

During 2008 and 2007, participant balances of approximately $(27,000) and $843,602,000, respectively, were transferred (to) from The Kroger Co. Savings Plan.

4.               Investments:

The Plan provides for participant directed investments into common stock of The Kroger Co., mutual funds, collective trusts, stable value funds, and certain retirement date funds.  Investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007 are as follows (in thousands):

	2008		2007
The Kroger Co. Common Stock		$133,798		$133,221
Merrill Lynch Equity Index Trust XIII	$	**		$61,220
Large Cap Equity		$114,076		$0
Interest in Master Trust*		$215,168		$214,410
Retirement Date Funds		$248,347	$	**
Black Rock Fundamental Growth I		$0		$149,334
Van Kampen Emerging Markets I		$0		$54,178

(*at fair value)

(**Value is less than 5%)

During the year ended December 31, 2008 and 2007, Plan investments (including investments bought, sold and held during the year) depreciated by $(301,913) in 2008 and appreciated by $34,597 in 2007, as follows (in thousands):

	2008	2007
The Kroger Co. Common Stock	$(22)	$5,554
Collective trusts	(55,840)	8,008
Mutual funds	(130,094)	20,310
Retirement Date funds	(115,957)	725

	$(301,913)	$34,597

5.               Nonparticipant-Directed Investments:

Investments in The Kroger Co. common stock are generated from participant-directed contributions and Company matching contributions.  Employee and employer amounts invested in The Kroger Co. common stock cannot be separately determined, but can be invested in any other investment option at any time at the election of the employee.  Investments in The Kroger Co. common stock are considered nonparticipant-directed for disclosure purposes.

The information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in The Kroger Co. Common Stock Fund (Fund) is as follows (in thousands):

	2008	2007
The Kroger Co. Common Stock
Year-end holdings	$133,798	$133,221

Change in net assets in the Plan related to The Kroger Co. Common Stock:

[all cash basis amounts except for net appreciation]

	2008	2007

Participant contributions	$5,062	$3,316
Employer contributions	3,176	1,422
Dividends	1,701	1,358
Loan interest	58	40
Net appreciation (depreciation)	(22)	5,554
Distributions to participants	(5,998)	(4,372)
Administrative expenses	(27)	(24)
Transfers to (from) other funds, net	(3,373)	125,927

	$577	$133,221

6.     Investment Contracts:

The Master Trust holds fourteen synthetic investment contracts which are managed by investment fund managers.  The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero.  All Plans have an undivided interest in each investment contract.  The investment contracts are fully benefit responsive.  A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan.  Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The following information relates to the Plan’s interest in investment contracts (in thousands):

	2008	2007
Contract value	$226,322	$211,704
Fair value	$215,168	$214,410
Crediting interest rate range	.2% to 6.4%	4.3% to 13.6%
Current crediting rate	4.16%	5.32%
Average yield	4.27%	4.12%

The crediting interest rate range for the investment contracts is based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment.  Certain of the crediting rates are adjusted quarterly.  The minimum crediting interest rate for these investments is zero.

In 2008 and 2007, the fair value of fixed income investments is calculated using the actual market values of the underlying securities, based on pricing from a third party.

The following is financial information with respect to the Master Trust:

December 31, 2008 and 2007 investment holdings (at fair value, in thousands):

	2008	2007
Cash and equivalents	$146,262	$120,567
Fixed maturity synthetic guaranteed investment contracts	194,489	234,095
Constant duration synthetic guaranteed investment contracts	653,413	660,607

	$994,164	$1,015,269

Net investment income of the Master Trust for the year ended December 31, 2008 and 2007 was $51,444 and $50,281 respectively. Certain amounts in 2007 have been reclassified to conform with the 2008 presentation.

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was 21.64% and 21.12%, respectively.

7.               Fair Value Measurements:

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”). For financial statement elements currently required to be measured at fair value, SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

SFAS 157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2008.

•	Cash: The carrying value approximates fair value.

•

Common Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•

Mutual Funds: The fair values of these securities are primarily based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•

Interest in Master Trust: The investments underlying the interest in the Master Trust include cash and cash equivalents, fixed maturity guaranteed investment contracts (GIC’s) and constant duration GIC’s. The fair value of the investments in the Master Trust is determined by fund managers based on the fair value of the underlying securities within the fund, which is typically the closing price or last bid price reported on the active market on which the individual securities are traded.

•

Collective Trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded.

•	Participant Loans: Participant loans are valued at their outstanding amortized balances, which approximate fair value.

•

Retirement Date Funds: Retirement date funds are made up of investments in mutual funds and fixed income investments, and are valued in a manner consistent with that described above for Mutual Funds and the Interest in Master Trust.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	(in thousands)
	Assets at Fair Value as of December 31, 2008 Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Common Stocks	$133,798	$133,798
Mutual Funds	186,081	186,081
Interest in Master Trust	215,168
Cash and cash equivalents		31,708
Fixed maturity GICs			$42,130
Constant duration GICs			141,330
Collective trusts	82,799		82,799
Participant Loans	23,873			$23,873
Retirement Date Funds	248,347		248,347

Total investments	$890,066	$351,587	$514,606	$23,873

The GICS shown above include wrap contracts, the fair value of which is immaterial.

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008, a reconciliation of the beginning and ending balances is as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)

Participant
Loans
Beginning balance, January 1, 2008	$20,860
Issuances, maturities and settlements, net	3,013

Ending balance, December 31, 2008	$23,873

8.     Income Tax Status:

The Plan does not currently have a determination letter from the Internal Revenue Service.  The EIN for the Plan ends in “0”.  Therefore the plan is on cycle E in regards to applying for a determination letter from the Internal Revenue Service.  Thus, the application cannot be sent until 2/1/2010 at the earliest and 1/31/2011 at the latest.

9.               Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

10.  Related-party and Party-in-interest Transactions (in thousands):

The Plan held, at fair value, $133,798 and $133,221 of The Kroger Co. common shares at December 31, 2008 and 2007, respectively.

The Plan purchased 3,401 and 5,932 shares of The Kroger Co. common shares at a cost of     $90,519 and $108,845 in 2008 and 2007, respectively.

The Plan sold 3,296 and 926 shares of The Kroger Co. common shares for $89,253 and $26,003 with a realized gain of $6,049 and $5,726 in 2008 and 2007, respectively.

Merrill Lynch Trust Company, FSB and Merrill Lynch provide recordkeeping and investment management services to the Plan.  Therefore, transactions with Merrill Lynch Trust Company, FSB and Merrill Lynch qualify as party-in-interest transactions.

11.          Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (in thousands):

	2008	2007

Net assets available for plan benefits per the financial statements	$943,519	$1,070,352

Adjustment from contract value to fair value for investments in Master Trust	(11,154)	2,706

Net assets available for plan benefits per the Form 5500	$932,365	$1,073,058

Net investment gain (loss) from master trust investment accounts on the Form 5500 will also reflect these adjustments.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

EIN: 31-0345740     Plan Number: 010

Schedule of Assets (Held at End of Year)

December 31, 2008

(In Thousands)

			(e)
	(b),(c)	(d)	Current
(a)	Investment description	Cost	value
	Interest in Master Trust	**	$215,168

	Common stocks:
*	The Kroger Co. ***	$95,223	133,798
			133,798

	Collective trusts:
*	Merrill Lynch Mid Cap S&P 400 Index Trust 2	**	13,868
*	Merrill Lynch Equity Index Trust XIII	**	39,236
*	Merrill Lynch Small Cap Index CT Tier VII	**	14,811
*	Merrill Lynch International Index CT Trust 5	**	14,884
			82,799

	Mutual funds:
	Large Cap Equity	**	114,076
	Dodge & Cox International ST	**	12,984
	Aberdeen Emerging Markets Fund	**	20,910
	AXA Rosenberg US Small	**	7,314
*	Blackrock Global Allocation I	**	28,120
	Temporary Investment Fund	**	2,677
			186,081

*	Participant loans, 5.5% to 11.0%, 1-6 year maturities	—	23,873

	Other:
*	Retirement Date Funds	**	248,347

			$890,066

*           Indicates party-in-interest to the Plan.

**         Cost of assets is not required to be disclosed as investment is participant directed.

***      Investment includes both participant and nonparticipant directed investments.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

EIN: 31-0345740     Plan Number: 010

Schedule H, Part IV, 4j - Schedule of Reportable Transactions

Year Ended December 31, 2008

(In Thousands)

(a)					(h)
Identity		(c)	(d)	(g)	Fair Value on	(i)
of Party	(b)	Purchase	Selling	Cost of	Transaction	Net
Involved	Description of Asset	Price	Price	Asset	Date	Gain/(Loss)

Reporting Criterion III	Any series of transactions within the Plan year involving securities of the same issue that, when aggregated, involves an amount in excess of five percent of the current value of Plan assets.

* The Kroger Co.	The Kroger Co. Common Stock	$90,519	—	$90,519	$90,519	—

* The Kroger Co.	The Kroger Co. Common Stock	—	$89,253	$83,204	$89,253	$6,049

*      Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2009
THE KROGER CO. 401(k) RETIREMENT
SAVINGS ACCOUNT PLAN

	By:	/s/ Paul Heldman
Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm